State of Delaware
Secretary of State
Division of Corporations
Delivered 12:16 PM 07/17/2023
FILED 12:16 PM 07/17/2023
SR 20233008234 - File Number 4715806

CERTIFICATE OF AMENDMENT TO THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF HUDSON ACQUISITION I CORP.

July 17, 2023

HUDSON ACQUISITION I CORP., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1. The name of the Corporation is "Hudson Acquisition I Corp.". The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 13, 2021 (the "Original Certificate"). An Amended and Restated Certificate of Incorporation, which both amended and restated the provisions of the Original Certificate, was filed in the office of the Secretary of State of the State of Delaware on May 7, 2021 (the "Amended and Restated Certificate of Incorporation"), a Second Amended and Restated Certificate of Incorporation, which both amended and restated the provisions of the Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on October 18, 2022 (the "Second Amended and Restated Certificate of Incorporation"). The Second Amended and Restated Certificate of Incorporation is referred to herein as the "Charter".

2. This certificate of amendment (this "Certificate of Amendment") to the Second Amended and Restated Certificate of Incorporation further amends the Charter.

3. This Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote by holders of at least 65% of the outstanding shares of Common Stock who attended and voted (in person online or by proxy) at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the "DGCL").

4. The text of Section E of the Sixth Article of the Charter is hereby amended by deleting the following words:

   "(iii) up to 15 months from the consummation of the IPO if the Corporation elects to extend the amount of time to complete a Business Combination (in any case, such date being referred to as the "Termination Date"), in accordance with the terms of the Investment Management Trust Agreement to be entered into by and between the Corporation and certain institutional entities (the "Trust Agreement")"

   and replacing them with the words:

   "(iii) up to 18 months from the consummation of the IPO if the Corporation elects to extend the amount of time to complete a Business Combination (in any case, such date being referred to as the "Termination Date"), as the Corporation may choose to do up to nine (9) times in one-month increments (each a "Monthly Extension") (provided that Hudson SPAC Holding, LLC (or its affiliates or designees) shall make a deposit into the Trust Fund of $80,000 per Monthly Extension for an aggregate deposit of up to $720,000)";

5. The text of Section I of the Sixth Article of the Charter is hereby amended by deleting the following words:

   "within 9 months from the date of the from the consummation of the IPO"

   and replacing it with the following:

   "by the Termination Date".

6. The text of Section D of the Sixth Article of the Charter is hereby removed by deleting the following words:

“D. The Corporation will not consummate any Business Combination unless it has net tangible assets of at least $5,000,001 upon consummation of such Business Combination.”

IN WITNESS WHEREOF, Hudson Acquisition I Corp. has caused this Certificate of Amendment to the Second Amended and Restated Charter to be duly executed in its name and on its behalf by an authorized officer as of this 17th day of July, 2023.

HUDSON ACQUISITION I CORP.

By: /s/ Jiang Hui
Name: Jiang Hui
Title: Chief Executive Officer